SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02035223

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF April 2002

IXOS SOFTWARE Stock Corporation
(Translation of registrant's name into English)

Bretonischer Ring 12
D-85630 Grasbrunn/Munich
Federal Republic of Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _x_ Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__ No_x_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____

Press release:
"IXOS: Sales revenue and income from operations increase by over 18% in Q3 of fiscal year 2001/2002"
dated April 30th, 2002

Press release

IXOS: Sales revenue and income from operations increase by over 18% in Q3 of fiscal year 2001/2002

Licenses grow by 28% - US sales revenue up 20%, sales revenue in Europe climbs 56%

***Grasbrunn near Munich, April 30, 2002* – IXOS SOFTWARE AG (NASDAQ: "XOSY", NEUER MARKT: "XOS"), a worldwide leading provider of eBusiness document management solutions, increased its consolidated sales revenue by 18% to €32.1 million (previous year: €27.1 million) and income from operations (EBIT) by 18% to €2.6 million (previous year: € 2.2 million) in Q3 (ended March 31, 2002). "This allowed IXOS to buck the sector trend by exceeding its sales revenue and earnings targets and continuing its profitable growth path," explained CEO Robert Hoog.**

"IXOS is profiting from strong demand for its enterprise-wide document solutions. Our decision to focus our direct sales activities on major customers, particularly in the important American and European growth markets, is now bearing fruit," added CEO Hoog.

The license business proved a particular growth driver, increasing by 28% to €15.2 million (previous year: €11.9 million) in Q3 and thus contributing 47% to total sales revenue. Maintenance revenue, which also includes software upgrades, rose 26% to €8.6 million (previous year: €6.8 million). Service revenue decreased slightly by 1% to €8.3 million (previous year: € 8.4 million). Maintenance and service contributed 27% and 26% respectively to total Q3 sales revenue.

In the Americas, IXOS grew sales revenue by an encouraging 20% to €9.8 million (previous year: €8.2 million) in Q3. Sales initiatives implemented by IXOS' new management in this important market have already met with success. Total sales revenue in the European markets outside of Germany (EMEA) experienced above-average growth of 56% to €11.3 million (previous year: €7.2 million). In Germany, consolidated sales revenue decreased 10% to €6.4 million (previous year: €7.1 million). Sales revenue in the Asia/Pacific region rose 2% to €4.6 million.

In Q3, earnings before taxes (EBT) totaled €2.9 million (previous year: €5.0 million), while earnings after tax amounted to €2.9 million (previous year: €5.1 million), and earnings per share were €0.14 (€0.26). The decline in earnings before and after tax is entirely due to the extraordinary book profit of €2.7 million generated in Q3 of the previous year from the disposal of our interest in memIQ. Ignoring this one-time factor, earnings showed clear growth.

Consolidated net income up 56% in the first nine months

IXOS grew consolidated sales revenue by 3% to €86.9 million (previous year: €84.7 million) in the first nine months of fiscal year 2001/2002 (July 1, 2001 – March 31, 2002). Income from operations (EBIT) rose in the same time period by 15% to €4.4 million (previous year: €3.8 million). Earnings before taxes climbed 26% to €4.9 million (previous year: €3.9 million). As a result of the utilization of tax loss carryforwards, consolidated net income rose by 56% to €4.7 million (€3.0 million) in the first nine months. Earnings per share thus jumped from €0.15 to €0.24.

Optimistic for the fourth quarter and the whole year

According to Chief Financial Officer Peter Rau, "IXOS is clearly distancing itself from its international competitors, with a 15% increase in income from operations and a rise of 56% in consolidated net income. At the same time, we managed to produce positive operating cash flow of

€ 2.7 million and to increase our equity ratio to 65% in the first nine months. This result underscores the successful implementation of our corporate strategy."

IXOS' Executive Board remains optimistic about Q4. IXOS' aim of achieving a minimum of 5% sales revenue growth and a 20% increase in income from operations (EBIT) in fiscal year 2001/2002 remains unchanged. The after-tax result is expected to increase disproportionately as a result of the utilization of loss carryforwards.

About IXOS

IXOS is a leading global provider of solutions for the management of eBusiness documents in inter-enterprise system environments. IXOS solutions drive the administration of all eBusiness documents and their seamless integration into digital business processes.

Leading companies from a wide range of industries have selected IXOS SOFTWARE AG to be their strategic partner. IXOS has successfully implemented 1,850 installations worldwide. More than 1.4 million users work with the company's eBusiness document solutions. IXOS rounds off its product portfolio with a comprehensive range of services, including worldwide 24x7 customer support and a global team of highly qualified consultants.

IXOS SOFTWARE AG's shares are traded on the Neuer Markt of the Frankfurt Stock Exchange under the symbol "XOS" (WKN 506150). In the USA, American Depositary Shares (ADSs) are listed on the NASDAQ National Market under the symbol "XOSY".

For additional information, please contact:

IXOS SOFTWARE AG
Gala Conrad, Director Investor Relations
Bretonischer Ring 12
D-85630 Grasbrunn / Munich
Tel: +49-89-46 29 2400
Fax: +49 89 46 29 1598
E-mail: ir@ixos.de

IXOS SOFTWARE AG

CONSOLIDATED STATEMENTS OF OPERATIONS

Three Months Ended March, 2001 and 2002

(in thousands, except share and per share data)

	Three Months ended March 31, 2001 € (unaudited)	Three Months ended March 31, 2002 € (unaudited)	Three Months ended March 31, 2002 $* (unaudited)
Revenues:			
Software licences	11,912	15,226	13,273
Services	8,366	8,264	7,204
Maintenance	6,805	8,589	7,487
Total revenues	27,083	32,079	27,964
Cost of revenues:			
Software licences	(56)	(363)	(317)
Services	(5,896)	(7,172)	(6,252)
Maintenance	(2,138)	(2,328)	(2,029)
Total cost of revenues	(8,090)	(9,863)	(8,598)
Gross profit	18,993	22,216	19,366
Operating income (expenses):			
Sales and marketing	(12,115)	(12,522)	(10,915)
Research and development	(4,039)	(3,988)	(3,476)
General and administrative	(2,860)	(3,023)	(2,636)
Other operating income **	2,254	1,532	1,335
Other operating expenses		(1,578)	(1,376)
Total operating expenses	(16,760)	(19,579)	(17,068)
Income (loss) from operations	2,233	2,637	2,298
Other income (expense):			
Interest income	165	158	138
Interest expense	(14)	(8)	(7)
Foreign currency exchange, net	(109)	96	83
Income from sales of associated companies	2,710	0	0
Expense from interest in associated companies		0	0
Total other income (expenses)	2,752	246	214
Income before income taxes	4,985	2,883	2,512
Provisions for income taxes	76	(26)	(22)
Net income	5,061	2,857	2,490
Net income per share:			
Basic	0.26	0.14	0.13
Diluted	0.26	0.14	0.13
Weighed average shares outstanding:			
Basic	19,691,288	19,724,659	19,724,659
Diluted	19,841,790	19,803,473	19,803,473

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* The amounts indicated as of March 31, 2002 have been translated solely for the convenience of the reader at an exchange rate of US$ 0,8717 to Euro 1,00, the noon buying rate on March 29, 2002.

IXOS SOFTWARE AG

CONSOLIDATED STATEMENTS OF OPERATIONS

Nine Months Ended March, 2001 and 2002

(in thousands, except share and per share data)

	Nine Months ended March 31, 2001 € (unaudited)	Nine Months ended March 31, 2002 € (unaudited)	Nine Months ended March 31, 2002 $* (unaudited)
Revenues:			
Software licences	42,597	36,751	32,036
Services	23,148	25,991	22,656
Maintenance	18,949	24,199	21,094
Total revenues	84,694	86,941	75,786
Cost of revenues:			
Software licences	(1,018)	(1,129)	(984)
Services	(18,129)	(19,506)	(17,003)
Maintenance	(6,880)	(7,314)	(6,375)
Total cost of revenues	(26,027)	(27,949)	(24,362)
Gross profit	58,667	58,992	51,424
Operating income (expenses):			
Sales and marketing	(38,393)	(34,539)	(30,108)
Research and development	(12,119)	(11,200)	(9,763)
General and administrative	(9,231)	(8,814)	(7,684)
Other operating income	2,254	4,596	4,006
Other operating expenses	2,606	(4,673)	(4,073)
Total operating expenses	(54,883)	(54,631)	(47,622)
Income (loss) from operations	3,784	4,362	3,802
Other income (expense):			
Interest income	513	555	484
Interest expense	(101)	(28)	(24)
Foreign currency exchange, net	(987)	44	39
Income from sales of associated companies	2,710		0
Expense from interest in associated companies	(2,014)		0
Total other income (expenses)	121	572	499
Income before income taxes	3,905	4,933	4,301
Provisions for income taxes	(883)	(208)	(181)
Net income	3,022	4,725	4,120
Net income per share:			
Basic	0.15	0.24	0.21
Diluted	0.15	0.24	0.21
Weighed average shares outstanding:			
Basic	19,678,831	19,724,659	19,724,659
Diluted	19,754,433	19,792,546	19,792,546

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* The amounts indicated as of March 31, 2002 have been translated solely for the convenience of the reader at an exchange rate of US$ 0,8717 to Euro 1,00, the noon buying rate on March 29, 2002.

IXOS SOFTWARE AG

CONSOLIDATED BALANCE SHEETS

June 30, 2001 and March 31, 2002

(in thousands)

	June 30, 2001 € (audited)	March 31, 2002 € (unaudited)	March 31, 2002 $* (unaudited)
ASSETS			
Current assets:			
Cash and cash equivalents	30,012	30,649	26,717
Accounts receivable, net	42,333	44,734	38,994
Prepaid expenses and other	4,470	5,487	4,783
Total current assets	76,815	80,870	70,494
Property and equipment, net	11,922	10,222	8,910
Intangible assets	713	512	447
Goodwill, net	572	443	386
	13,207	11,177	9,743
Total assets	90,022	92,047	80,237
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities:			
Accounts payable	5,970	5,319	4,636
Accrued liabilities	11,984	9,434	8,223
Customer advances and unearned revenues	11,223	13,919	12,133
Income taxes payable	1,514	1,687	1,471
Current portion of long-term debt	38	0	0
Deferred income taxes	1,219	0	0
Current portion of obligations under capital leases	293	172	150
Total current liabilities	32,241	30,531	26,613
Obligations under capital leases, net of current portion	131	33	29
Accrued pension liability	1,317	1,582	1,379
	1,448	1,615	1,408
Shareholders' equity:			
Common stock	20,303	20,303	17,698
Additional paid-in-capital	44,506	44,506	38,796
Treasury Stock	0	-241	-210
Retained earnings (deficit)	-8,429	-3,704	-3,229
Cumulative currency translation adjustment	-47	-963	-839
Total shareholders' equity	56,333	59,901	52,216
Total liabilities and shareholders' equity	90,022	92,047	80,237

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* The amounts indicated as of March 31, 2002 have been translated solely for the convenience of the reader at an exchange rate of US$ 0,8717 to Euro 1,00, the noon buying rate on March 29, 2002.

IXOS SOFTWARE AG

CONSOLIDATED STATEMENTS OF CASH FLOWS

Nine Months Ended March, 2001 and 2002

(in thousands)

	Nine Months ended March 31, 2001 € (unaudited)	Nine Months ended March 31, 2002 € (unaudited)	Nine Months ended March 31, 2002 $* (unaudited)
Cash flows from operating activities:			
Net income	3,022	4,725	4,120
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and armortization	4,861	3,501	3,052
Loss from disposals of fixed assets	295	129	112
Gain from sale of consolidated companies and other companies	(2,856)	0	0
Reversal of accrued liabilities	(3,565)	0	0
Deferred income taxes		(1,219)	(1,063)
Deferred compensation	145	0	0
Accrued pension liabilities	50	265	231
Changes in operating assets and liabilities:			
Accounts receivable	(1,171)	(2,401)	(2,093)
Prepaid expenses and other current assets	(1,778)	(1,017)	(887)
Accounts payable	(1,136)	(651)	(567)
Accrued liabilities	(808)	(2,550)	(2,223)
Customer advances, unearned revenues and other	1,947	1,780	1,552
Income taxes payable	506	173	151
Net cash provided by operating activities	(488)	2,735	2,385
Cash flows from investing activities:			
Purchase of property and equipment	(6,404)	(1,600)	(1,395)
Cash received from the sale of consolitated companies and other companies	4,267	0	0
Net cash used in investing activities	(2,137)	(1,600)	(1,395)
Cash flows from financing activities:			
Repayments of long-term debt	(264)	(38)	(33)
Repayments of capital lease obligations	(480)	(219)	(191)
Capital contribution	188	0	0
Treasury Stock		(241)	(210)
Net cash provided by financing activities	(556)	(498)	(434)
Net increase (decrease) in cash and cash equivalents	(3,180)	637	556
Cash and cash equivalents - beginning of period	30,027	30,012	26,161
Cash and cash equivalents - end of period	26,847	30,649	26,717
Supplemental data:			
Cash paid during the period:			
Income taxes	530	38	33
Interest	90	18	16
Acquisition of property and equipment through capital leases	0	0	0

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* The amounts indicated as of March 31, 2002 have been translated solely for the convenience of the reader at an exchange rate of US$ 0,8717 to Euro 1,00, the noon buying rate on March 29, 2002.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 04/30 , 2002

IXOS SOFWARE AKTIENGESELLSCHAFT

By______________________
Robert Hoog
Chief Executive Officer

and

By______________________
Peter Rau
Executive Board Member